FILE NO. 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2006

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Group Corporate Affairs
500 Bourke Street, Melbourne
Victoria 3000
Australia

www.nabgroup.com

ABN 12 004 044 937

ASX Announcement

Melbourne, Thursday 15 June 2006

Robert Elstone to retire as non-executive director of National Australia Bank

Following the announcement by the Australian Stock Exchange Limited and Sydney Futures Exchange Limited that Mr Robert Elstone would be appointed CEO of the merged ASX/SFE entity if the merger is approved by shareholders, Mr Elstone has advised that upon the approval of the merger he will retire from the National Australia Bank Limited Board.

Chairman of the National Australia Bank Limited, Mr Michael Chaney thanked Mr Elstone for his contribution to the Board, particularly as a member, and more recently, as the Chair of the Board’s Risk Committee.

“Robert has made an outstanding contribution to the Board and has played an important part in enhancing the National Australia Bank’s risk governance processes.  His experience and acumen will be missed by his fellow directors.”

Mr Paul Rizzo will be appointed Chairman of the Board’s Risk Committee following Mr Elstone’s departure.

“Paul’s extensive experience in banking and finance will continue the strong leadership of this important committee,” Mr Chaney said.

For further information:

Brandon Phillips Group Manager, External Relations T 03 8641 3857 M 0419 369 058	Hany Messieh Head of Investor Relations T 03 8641 2312 M 0414 446 876
Kim Lovely External Relations Manager T 03 8641 4982 M 0406 035 243

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Garry F Nolan
Date: 15 June 2006	Name: Garry F Nolan
Title: Company Secretary